UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

☒	Annual Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2013

OR

☐	Transition Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For The Transition Period From                      To                     .

Commission file number 001-13619

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BROWN & BROWN, INC.

EMPLOYEE SAVINGS PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BROWN & BROWN, INC.

220 SOUTH RIDGEWOOD AVENUE

DAYTONA BEACH, FLORIDA 32114

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees

Brown & Brown, Inc. Employee Savings Plan and Trust

Daytona Beach, Florida

We have audited the accompanying statements of net assets available for benefits of the Brown & Brown, Inc. Employee Savings Plan and Trust (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2013 and 2012, and the changes in the net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Norcross, Georgia
June 27, 2014

100 Riverview Drive Savannah, GA 31404 T | 912-234-8243 F | 912-236-4414	www.hancockaskew.com	275 Scientific Drive Suite 2500 Norcross, GA 30092 T | 770-246-0793 F | 678-992-1515

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2013 AND 2012

	2013	2012

ASSETS

CASH	$—	$978

INVESTMENTS:
Participant directed—at fair value:
Registered investment companies (mutual funds)	307,368,187	227,517,645
Pooled separate account	51,529,552	55,296,962
Employer common stock	39,476,772	30,848,588
Personal choice retirement account	13,033,997	14,747,209

Total investments, at fair value	411,408,508	328,410,404

NOTES RECEIVABLES FROM PARTICIPANTS	9,280,622	7,351,303

RECEIVABLES:
Employer contributions	6,154,438	6,337,481
Participant contributions	13,923	12,238
Dividends and interest	—	14,375

Total receivables	6,168,361	6,364,094

TOTAL ASSETS REFLECTING INVESTMENTS AT FAIR VALUE	426,857,491	342,126,779

PAYABLE TO PARTICIPANTS FOR EXCESS CONTRIBUTIONS	(408,207)	(90,046)

NET ASSETS AVAILABLE FOR BENEFITS, before adjustment	426,449,284	342,036,733

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(408,967)	(1,558,500)

NET ASSETS AVAILABLE FOR BENEFITS	$426,040,317	$340,478,233

See notes to financial statements.

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2013

ADDITIONS:
Investment income:
Dividend income	$8,175,946
Interest income	1,169,699
Other income	1,825,221
Net appreciation in fair value of investments	49,875,690

Total investment income	61,046,556

Interest on note receivables from participants	321,253

Contributions:
Participants	22,360,052
Employer	14,465,895
Rollovers from other qualified plans	4,816,523

Total contributions	41,642,470

Total additions	103,010,279

DEDUCTIONS:
Benefits paid to participants	52,778,224
Administrative expenses	604,158

Total deductions	53,382,382

NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	49,627,897

TRANSFERS IN	35,934,187

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	340,478,233

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$426,040,317

See notes to financial statements.

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012, AND FOR THE YEAR ENDED DECEMBER 31, 2013

1.	DESCRIPTION OF THE PLAN

The following brief description of the Brown & Brown, Inc. Employee Savings Plan and Trust (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan. Substantially all employees who are at least 18 years of age and who are expected to complete a year of service (1,000 hours) are eligible to participate in the Plan effective the first full payroll period after one month of service. The Plan is intended to assist Brown & Brown, Inc. and its subsidiaries (the “Employer”) in its efforts to attract and retain competent employees by enabling eligible employees who are U.S. citizens to share in the profits of the Employer and to supplement retirement income. On July 1, 2013, the Employer completed the acquisition of Beecher Carlson Holdings, Inc. and its subsidiaries (collectively, the “Beecher Entities”). Effective August 1, 2013, the Beecher Entities became participating employers in the Plan, and their eligible employees became participants in the Plan. In October 2013, the Beecher Carlson Holdings, Inc. 401(k) Plan (the “Beecher Plan”) was merged into the Plan and the accounts of all of the Beecher Plan participants were transferred into the Plan, resulting in the transfer of approximately $35,934,000 into the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Benefit Payments—Benefits under the Plan are payable upon normal (after age 65) or early (after age 59-1/2) retirement, death, disability, severe financial hardship, or termination of service and are based on the vested balance in the participant’s account. Distributions of vested account balances will be made in the form of a single lump-sum payment or in some other optional form of payment, as defined in the Plan. If the participant’s vested account is $5,000 or less, the participant will be prompted to distribute his or her funds to another qualified plan in a timely fashion or be subject to an immediate lump-sum distribution.

Administration—The Plan is administered by a designated Plan Administrator (the “Administrator”), which has been appointed by the Board of Directors (the “Board”) of the Employer. Information about the Plan document, such as provisions for allocations to participants’ accounts, vesting, benefits, and withdrawals, is contained in the Summary Plan Description. Copies of this document are available on the employee benefits Web site accessible to employees of the Employer or from the Administrator. Schwab Retirement Plan Services, Inc (“Schwab”) serves as the recordkeeper of the Plan and Charles Schwab Trust Company, a division of Charles Schwab Bank (the “Trustee”) serves as the trustee of the Plan.

Administrative Expenses—All investment-related expenses are charged against Plan earnings or are paid by the Plan. All other expenses are paid by the Employer.

Contributions—Participants may elect to contribute, subject to certain limitations, any percentage of annual compensation as contributions to the Plan, up to the allowable limits specified in the Internal Revenue Code. For plan years beginning before January 1, 2014, the Employer makes matching contributions to the Plan of 100% of each participant’s contribution, not to exceed 2.5% of each participant’s eligible compensation on a pay-period basis. The Plan permits the Board of Directors of the Employer to authorize discretionary profit-sharing contributions allocated to participants based on 1.5% of eligible compensation, up to a maximum of $255,000 of eligible compensation. The Board authorized a discretionary profit-sharing contribution in the amount of $6,571,133 for the year ended December 31, 2013, of which $666,640 was funded with forfeitures and the remaining balance of $5,904,408 was funded in March of 2014.

Vesting—Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Employer matching contributions for plan years beginning before January 1, 2014, and discretionary profit-sharing contributions are based on years of credited service and are subject to the following vesting schedule:

Years of Credited Service	Vested Interest

Less than 1	0%
1	20
2	40
3	60
4	80
5 or more	100

Forfeited balances of terminated participants’ non-vested accounts are used to offset Plan expenses and to reduce future Employer contributions. As of December 31, 2013 and 2012, forfeited amounts available to offset future Employer contributions were approximately $575,000 and $371,000, respectively. During the year ended December 31, 2013, approximately $512,000 of forfeited amounts was used to offset Employer contributions, relating predominately to the employer profit sharing contributions authorized in 2012 and funded in 2013.

Investment Income and Expenses—Each participant’s account shall be allocated the investment income and expenses of each fund based on the value of each participant’s account invested in each fund, in proportion to the total value of all accounts in each fund, taking into account any contributions to or distributions from the participant’s account in each fund. General expenses of the Plan not paid by the Employer and not attributable to any particular fund shall be allocated among participants’ accounts in proportion to the value of each account, taking into consideration each participant’s contributions and distributions.

The agreement between the Trustee and the Plan includes a revenue sharing arrangement whereby the Trustee shares revenue generated by the Plan in excess of their fee. These deposits are included in the other income amount in the statement of changes to net assets available for benefits. These funds are used to pay other plan expenses with any remaining amounts being reallocated to participants. During 2013, revenue of approximately $135,000 was deposited into the Plan related to this revenue sharing arrangement. At December 31, 2013 and 2012, approximately $45,000 and $227,000, respectively, was available to be reallocated or pay plan expenses. During 2013, Plan expenses of approximately $320,000 were paid by these funds and $0 was reallocated to participants.

Notes Receivable from Participants—A participant may borrow from his or her own account a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. Participants may not have more than two loans outstanding at any time, with a limited exception for grandfathered outstanding loans transferred to the Plan as a result of mergers of plans maintained by acquired companies. Loans, which are repayable each pay period for periods ranging generally up to five years (and up to 15 years for the purchase of a principal residence), are collateralized by a security interest in the borrower’s vested account balance. The loans bear interest at the rate of prime plus 1%, determined at the time the loan is approved. As of December 31, 2013, interest rates ranged from 4.25% to 9.25%.

2.	USE OF ESTIMATES AND SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Basis of Accounting—The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Notes Receivable from Participants—Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expenses when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 and 2012. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits—Benefits are recorded when paid.

Valuation of Investments—The Plan’s investments in money market funds, mutual funds, Employer common stock, and the personal choice retirement account, which includes investments in mutual funds and common stock, are stated at fair value based on quoted market prices at year-end. The fair value of the pooled separate accounts is based upon the value of the underlying assets as determined by the Trustee’s valuation. The contract value of participation units owned in the pooled separate accounts are based on quoted redemption values, as determined by the Trustee, on the last business day of the Plan year. Participant loans are valued at cost, which approximates fair value.

The Plan invests in fully benefit-responsive investment contracts held in the Wells Fargo Stable Return Fund G as of December 31, 2013 and 2012. Investment contracts held in a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under terms of the Plan. The Statements of Net Assets Available for Benefits presents the fair value of these investment contracts as well as their adjustment from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Fair Value Measurements—The Plan adopted a fair value measurement method that establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2—Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3—Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The fair values estimated and derived from each fair value calculation may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level within the fair value hierarchy the Plan investment assets and investment liabilities at fair value, as of December 31, 2013 and 2012. As required by Accounting Standards Codification Topic 820—Fair Value Measurements and Disclosures, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Investment Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Registered investment companies (mutual funds):
Index funds	$77,317,034	$—	$—	$77,317,034
Value funds	55,715,216	—	—	55,715,216
Growth funds	53,637,527	—	—	53,637,527
Bond funds	53,250,520	—	—	53,250,520
Growth and Income funds	37,074,715	—	—	37,074,715
Asset Allocation/Retirement Strategy funds	30,373,175	—	—	30,373,175

Total—Registered investment companies (mutual funds):	307,368,187	—	—	307,368,187

Pooled separate accounts
Stable Value Fund	—	51,529,552	—	51,529,552

Employer common stock	39,476,772	—	—	39,476,772

Personal choice accounts
Cash	$44,843	$—	$—	$44,843
Money market funds	1,916,055	—	—	1,916,055
Registered investment companies (mutual funds	2,228,576	—	—	2,228,576
Common stock	5,371,866	—	—	5,371,866
Preferred stock	4,543	—	—	4,543
Pooled separate accounts	—	3,468,114	—	3,468,114

Total—Personal choice accounts	9,565,883	3,468,114	—	13,033,997

Total investments at fair value	$356,410,842	$54,997,666	$—	$411,408,508

	Investment Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Registered investment companies (mutual funds):
Bond funds	$62,625,853	$—	$—	$62,625,853
Index funds	53,065,424	—	—	53,065,424
Value funds	38,969,107	—	—	38,969,107
Growth funds	36,188,892	—	—	36,188,892
Growth and Income funds	27,623,289	—	—	27,623,289
Asset Allocation/Retirement Strategy funds	9,045,080	—	—	9,045,080

Total—Registered investment companies (mutual funds):	227,517,645	—	—	227,517,645

Pooled separate accounts
Stable Value Fund	—	55,296,962	—	55,296,962

Employer common stock	30,848,588	—	—	30,848,588

Personal choice accounts
Cash	$7,942	$—	$—	$7,942
Money market funds	2,886,685	—	—	2,886,685
Registered investment companies (mutual funds	1,118,694	—	—	1,118,694
Common stock	7,628,141	—	—	7,628,141
Preferred stock	4,413	—	—	4,413
Pooled separate accounts	—	3,101,334	—	3,101,334

Total—Personal choice accounts	11,645,875	3,101,334	—	14,747,209

Total investments at fair value	$270,012,108	$58,398,296	$—	$328,410,404

Risks and Uncertainties—Investments—The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3.	INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2013 and 2012, are summarized as follows:

	2013	2012

Employer common stock	$39,476,772	$30,848,588
Harbor Capital Appreciation Fund	33,805,865	23,332,257
Invesco Growth and Income R5 Fund	33,676,544	23,808,416
Pimco Total Return Bond Administration Fund	29,305,120	34,122,652
Vanguard Institutional Index Fund	54,643,927	38,451,242
Wells Fargo Stable Return Fund G*	51,529,552	55,296,962

*	Wells Fargo Stable Return Fund G is shown at fair value. Contract Value was $51,120,585 and $53,738,462 at December 31, 2013 and 2012, respectively.

During the year ended December 31, 2013, the Plan’s investments appreciated in fair value as follows:

Amount

Mutual funds	$42,188,473
Employer common stock	6,908,808
Pooled separate accounts	778,542
Personal choice retirement accounts	(133)

Net appreciation in fair value of investments	$49,875,690

4.	INVESTMENT PROGRAMS

As of December 31, 2013, contributions to the Plan are invested in one or more of various investment fund options, including money market funds, mutual funds and Employer Company stock, at the direction of each participant. The Plan also allows participants to invest in the Charles Schwab & Co. Personal Choice Retirement Account, which enables each participant to self-direct his or her money into a full range of investment options, including individual stocks and bonds, as well as allowing access to over 800 additional mutual funds. The Charles Schwab & Co. Personal Choice Retirement Account is presented as “self-directed investments” in the accompanying statements of net assets available for benefits.

One investment in the Plan is a guaranteed pooled separate account managed by Wells Fargo Bank called the Stable Return Fund G (the “Stable Return Fund”), which invests in a variety of investment contracts such as guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions and other investment products (such as separate account contracts and synthetic GICs) with similar characteristics. The Stable Return Fund investment in each contract is presented at fair value. The fair value of a GIC is based on the present value of future cash flows using the current discount rate. The fair value of a security-backed contract includes the value of the underlying securities and the value of the wrapper contract. The fair value of a wrapper contract provided by a security-backed contract issuer is the present value of the difference between the current wrapper fee and the contracted wrapper fee.

An adjustment is made to the fair value in the statements of net assets available for benefits to present the investment at contract value. Contract value is based upon contributions made under the contract, plus interest credited, less participant withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is effective for a 12-month period and is set annually. The crediting interest rate is determined based on (i) the projected market yield-to-maturity of the market value of assets, net of expenses, (ii) the timing and amounts of deposits, transfers, and withdrawals expected to be made during the interest crediting period, and (iii) the amortization of the difference between the fair value of the pooled separate account and the balance of the Stable Return Fund. The crediting interest rate for the Stable Return Fund for the year ended December 31, 2013 and 2012, was 1.52% and 1.95%, respectively. The average yield for the Stable Return Fund for the years ended December 31, 2013 and 2012, was 1.36% and 0.94%, respectively.

There is no event that limits the ability of the Plan to transact at contract value with the issuer. There are also no events or circumstances that would allow the issuer to terminate the fully benefit-responsive investment contract with the Plan and settle at an amount different from contract value.

5.	PARTY-IN-INTEREST TRANSACTIONS

The Plan’s investments include Brown & Brown, Inc. common stock, which represents party-in-interest transactions that qualify as exempt prohibited transactions. Additionally, through the personal choice retirement account, certain investments are managed by affiliates of the Trustee of the Plan.

The Plan issues notes to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as party-in-interest transactions.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Employer may terminate the Plan at any time, either wholly or partially, by notice in writing to the participants and the Trustee. Upon termination, the rights of participants in their accounts will become 100% vested. The Employer may temporarily discontinue contributions to the Plan, either wholly or partially, without terminating the Plan.

7.	FEDERAL INCOME TAX STATUS

Effective July 1, 2009, the sponsor adopted the 401(k) non-standardized prototype plan sponsored by the Charles Schwab Company. Prior to January 1, 2011, the Plan was entitled to limited reliance on the opinion letter received by Schwab from the Internal Revenue Service with respect to compliance with the form requirements of the Internal Revenue Code of 1986, as amended (“IRC”). Effective January 1, 2011, the Plan was amended and restated as an individually-designed plan with a portion of the Plan designated as an employee stock ownership plan. An application for a determination letter from the Internal Revenue Service was submitted on August 9, 2012 and is pending. The Plan’s management believes that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC and regulations issued thereunder and, therefore, believes the Plan, as amended and restated, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is not subject to income tax examinations for years prior to 2010.

8.	SUBSEQUENT EVENTS

Effective January 1, 2014, the Company adopted an amendment to the Plan to provide for safe harbor provisions described in the IRC for certain federal tax law compliance testing purposes. Under these safe harbor provisions, for plan years beginning after December 31, 2013, the Employer will make a fully vested safe harbor matching contribution for each participant equal to the sum of (1) 100% of the participant’s elective deferrals that do not exceed 3% of compensation for the allocation period, plus (2) 50% of the participant’s elective deferrals that exceed 3% of compensation for the allocation period but do not exceed 5% of compensation for the allocation period.

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST

SCHEDULE H, Line 4i- SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

EIN #59-0864469    PLAN #002

DECEMBER 31, 2013

Identity and Description of Issues	Current Value

Participant directed:
Mutual funds:
American Beacon Small Cap Value Fund	$11,230,478
American Funds Europacific Growth Fund	17,789,893
Harbor Capital Appreciation Fund	33,805,865
Harbor International Fund	18,088,868
Invesco Growth and Income Fund	33,676,544
JP Morgan Mid Cap Value Fund	10,808,195
Loomis Sayles Small Cap Growth Fund	8,754,359
Morgan Stanley Mid Cap Growth Fund	11,077,303
PIMCO Real Return Bond Administration Fund	13,809,171
PIMCO Total Return Bond Administration Fund	29,305,120
Vanguard Institutional Index Fund	54,643,927
Vanguard Mid Cap Index Fund	7,041,932
Vanguard Small Cap Index Fund	7,631,795
Vanguard Target Retirement 2015 Fund	4,463,874
Vanguard Target Retirement 2020 Fund	6,179,621
Vanguard Target Retirement 2025 Fund	5,201,773
Vanguard Target Retirement 2030 Fund	4,526,369
Vanguard Target Retirement 2035 Fund	4,034,712
Vanguard Target Retirement 2040 Fund	1,802,010
Vanguard Target Retirement 2045 Fund	2,661,678
Vanguard Target Retirement 2050 Fund	1,503,137
Vanguard Target Retirement Income Fund	1,195,954
Vanguard Total Bond Market Index Fund	10,136,229
Vanguard Total International Stock Index Fund	7,999,380

Total mutual funds	$307,368,187

Pooled separate account—at fair value—Wells Fargo Stable Return Fund G	$51,529,552

* Employer common stock—at fair value	$39,476,772

Self-directed:
Personal choice retirement account:
* Money market fund—at fair value—Charles Schwab Money Market Funds	$1,916,055
Non-interest-bearing cash	$44,843

(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST

SCHEDULE H, Line 4i- SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

EIN #59-0864469    PLAN #002

DECEMBER 31, 2013

Identity and Description of Issues	Current Value

Personal choice retirement account (continued):
Corporate common stocks—at fair value:
A G L Resources Inc	$28,338
AT&T Inc	19,707
Abbott Laboratories	1,150
Abbvie Inc	1,056
Accenture PLC Cl A	8,222
AFC Enterprises Inc	1,925
Alamo Group Inc	30,390
Allianz SE ADR	1,088
Alpha Natural Resources	10,710
Altria Group Inc	12,217
Amazon Com Inc	72,979
Ambev SA ADR	3,675
American Capital Agency	2,689
American Express Co	11,341
American International Group	25,525
Apple Inc	1,108,565
Applied Nanotech Holdings	59
Arch Cap Group Ltd New F	59,153
Arctic Cat Inc	1,256
Ares Capital Corp	13,328
ARM Holdings PLC	4,214
Attunity Ltd	2,072
Bancolumbia S.A. ADR	147
Bank Montreal Quebec	3,000
Bank of America Corp	93,599
Bank of New York Co New	1,229
Bayerische Motoren Werke A G	6,112
BBX Capital Corp	250
Berkshire Hathaway B New	163,020
Black Hawk Expl Inc	1
Blackrock Inc	15,824
Blackstone Group LP	2,520
Boeing Co	3,423
Brinker International Inc	17,766
Broadsoft Inc	5,464
Brocade Communications Sys New	14,627
Brown & Brown Inc	32,729
Calamp Corp	12,587
Caterpillar Inc	4,394
Chesapeake Energy Corporation	27,140
Chevron Corp	17,498
China Precision Stl New	90

(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST

SCHEDULE H, Line 4i- SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

EIN #59-0864469    PLAN #002

DECEMBER 31, 2013

Identity and Description of Issues	Current Value

Personal choice retirement account (continued):
Corporate common stocks—at fair value:
Chipotle Mexican Grill	$13,320
Cincinnati Financial CP	11,353
Cirrus Logic	20,425
Cisco System Inc	14,166
Citigroup Inc	39,726
Citrix Systems Inc	133,458
Coca Cola Company	25,819
Comcast Corp A	46,336
Conagra Foods Inc	35,788
ConocoPhillips	14,496
Container Store Group	4,661
Cooper Tire & Rubber Co	7,439
Corning Inc	13,722
Costco Whsl Corp New	9,186
Cray Inc	302
Credit Suisse Grp ADR	2,173
CST Brands Inc	4,084
CSX Corp	30,079
Delias Inc	440
Delta Air Lines Inc New	412
DHT Holdings Inc New	1,135
Diageo PCL	6,621
Discover Financial Services	5,595
Disney Walt Hldg Co	1,146
Dryships Inc	2,350
Dunkin Brands Group Inc	4,959
E M C Corp Mass	23,893
E O G Resources Inc	25,176
Eaton Corp PLC	38,060
Eco-Shift Power Corp	315
El Capitan Precious Metal	14
Elephant Talk Communications Corp New	62
Empire State Realty	383
Energy Focus Inc	673
Entropic Communications	1,410
Express Scripts Holding Company	28,096
Extreme Networks Inc	20,242
Exxon Mobil Corporation	1,709
EZJR Inc	6,435
Facebook Inc Class A	142,579
Ford Motor Company New	52,141
Freeport-McMoran Copper & Gold	15,096
Fusion-IO Inc	2,005
Gamestop Corp New	11
Garrison Electric Company	6,940

(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST

SCHEDULE H, Line 4i- SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

EIN #59-0864469    PLAN #002

DECEMBER 31, 2013

Identity and Description of Issues	Current Value

Personal choice retirement account (continued):
Corporate common stocks—at fair value:
General Electric Company	$19,914
Generex Biotechnology Corp Del	429
Globalstar Inc	3,019
Gogo Inc	2,979
Goldman Sachs Group Inc	1,245
Google Inc Class A	28,018
Grainger W W Inc	25,542
Groupon Inc Cl A	1,765
GSV Capital Corp	6,045
Halcon Resources New	19
Halliburton Co Holding Co	304,500
Hartford Financial Services Group Inc	41,664
HCI Group Inc	1,337
Healthcare Tr of America	4,920
Hertz Global Hldgs Inc	2,862
Himax Technologies ADR	7,355
Home Depot Inc	57,638
Honda Motor Co Ltd ADR	2,481
Hormel Foods Corp	6,693
Imageware Systems Inc	9,650
Intel Corp	28,856
International Paper Co	4,903
Intl Cons Airls GP ADR F	201
iShares Russell 2000 Index Fund	68,985
JP Morgan Chase & Co	28,856
Jabil Circuit Inc	8,785
Johnson & Johnson	46,591
K L A Tencor Corp	1,160
Keycorp Inc New	2,695
Kinder Morgan Energy Partners L P	42,872
Kinder Morgan Holdco LLC	34,281
Kraft Foods Group Inc	3,558
Kroger Co	4,788
Landec Corp	6,060
Las Vegas Sands Corp	78,870
Leapfrog Enterprises Inc	7,940
Liberty Intl Hldg Corp	288
Lighting Science Group New	930
Lilly Eli & Company	2,550
Limelight Networks Inc	388
LinkedIn Corp	21,683
Local Corporation	1,580
Main Str Cap Corp	26,152

(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST

SCHEDULE H, Line 4i- SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

EIN #59-0864469    PLAN #002

DECEMBER 31, 2013

Identity and Description of Issues	Current Value

Personal choice retirement account (continued):
Corporate common stocks—at fair value:
Mannkind Corp	$67,600
Mastercard Inc	41,773
McDonalds Corp	10,442
McKesson Corporation	24,210
Medicines Company	19,310
Medley Capital Corp	8,310
Merck & Co Inc New	3,544
Microchip Technology	29,087
Microsoft Corp	67,804
Molycorp Inc	4,496
Mondelez International Inc	7,060
Monster Arts Inc	9
Mosaic Co	4,727
Netflix Inc	65,902
Neurometrix Inc New	584
New York Cmnty Bancorp	13,040
Nextera Energy Inc	25,686
Noble Corp Plc	26,229
Novartis AG	26,123
NRG Energy Inc New	175
Nuance Communications Inc	2,584
Nuvilex Inc	102
Oasis Petroleum Inc	14,091
Occidental Pete Corp	26,152
Ocean Rig Underwater Inc F	58
Oracle Corporation	28,695
Orbit Intl Corp	85
PEI Worldwide Holdings	12
Penn West Pete Ltd New F	9,196
Penney J C Co Inc	3,660
PepsiCo Inc	26,955
Pfizer Incorporated	43,391
Phillips 66	5,785
Pioneer Natural Res Co	12,517
Pixelworks Inc New	1,446
PNC Financial Services Gp Inc	25,213
Potash Corp of Saskatchewan Inc	9,888
Priceline.com Inc New	11,624
Procter & Gamble	19,953
Prospect Energy Corp	21,374
Puramed Bioscience Inc	20
Qualcomm Inc	33,652
Quintiles Transnational	9,268
Randgold Res Ltd ADR	628

(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST

SCHEDULE H, Line 4i- SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

EIN #59-0864469    PLAN #002

DECEMBER 31, 2013

Identity and Description of Issues	Current Value

Personal choice retirement account (continued):
Corporate common stocks—at fair value:
Rare Element Resources	$775
Renren Inc ADR F	6,100
Revolution Lighting Technologies Inc	37,630
Rock-Tenn Co Cl A	10,501
Rockwell Automation Inc	5,908
Schlumberger LTD	27,033
SeaWorld Entertainment	3,395
Shoppers Drug Mart Corp	10,946
Sina Corporation	16,850
Smith & Wesson Holding Corp	877
Sony Corp ADR	1,210
Southern Co	6,891
Southwest Airlines Co	60,288
Spdr Trust Unit Ser 1 Exp 1/22/2118	77,016
Spongetech Delivery Sys	2
Sprint Corporation	140
Stratasys Ltd	13,470
Stryker Corp	7,514
SunTrust Banks Inc	3,761
Talisman Energy Inc	1,747
Target Corporation	25,308
TCP Capital Corp	15,102
Telestone Technologies	45
Terra Energy Res Ltd	3,156
Terra Nitrogen Co LP	9,375
Tesla Motors Inc	24,971
The Wendys Company	1,046
Thor Industries Inc	5,523
TICC Capital Corp	6,204
Tim Hortons Inc	8,757
Titan International Inc	51,490
Tonix Pharma Hldgs New	3,093
Toronto Dominion Bank	35,340
Toyota Motor CP ADR New	6,096
Tractor Supply	11,637
Travelers Companies Inc	3,180
TravelZoo Inc New	10,660
Twitter Inc	17,185
Two Harbors Investment	4,640
Tyson Foods Inc Class A	6,172
Uni Pixel Inc New	2,002
United States Steel Corp	2,950
United Technologies Corp	28,450
Valero Energy Corp New	25,480
ValueClick New	23,370

(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST

SCHEDULE H, Line 4i- SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

EIN #59-0864469    PLAN #002

DECEMBER 31, 2013

Identity and Description of Issues	Current Value

Personal choice retirement account (continued):
Corporate common stocks—at fair value:
Vanguard Specialized Fds	$13,041
Venaxis Inc	715
Verizon Communications	183,134
Viewtran Group Inc	2,330
Visa Inc Cl A	50,103
Vivus	1,362
VMWare Inc Cl A	26,913
Vodafone Group New ADR	2,359
Walter Industries Inc	8,315
Wells Fargo & Co New	7,338
Westpac Bkg Spon ADR	1,017
Westport Innovation New	294
Wynn Resorts	9,710
XL Group PLC	3,184
Yahoo Inc	12,132
Yelp Inc Class A	1,034
Youku.com Inc ADR F	12,120
Zoetis Inc	2,452
Zogenix Inc	6,880
Zynga Inc	2,850
1st NRG Corp New	174
21Vianet Group Inc ADR F	23,520
3D Sys Corp	18,586

Total corporate common stocks	$5,371,866

(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST

SCHEDULE H, Line 4i- SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

EIN #59-0864469    PLAN #002

DECEMBER 31, 2013

Identity and Description of Issues	Current Value

Personal choice retirement account (continued):
Mutual funds:
American Funds Washington Mutual F-1	$14,265
American Beacon LargeCap Value Inv	40,398
American Century Growth Fund Inv	56,072
American Century Inflation Adjusted Bond I	5,943
American Century One Choice 2025 Inv	27,377
American Century Midcap Value Fd Inv	31,980
Artisan Global Eqty Fd Inv	10,912
Artisan International Fund Inv	26,307
Blackrock Strat Inc Oppty Port Inv A	65,239
Brown Advisory Growth Equity Investor	14,596
Columbia Value and Restructuring Z	24,337
Delafield Fund	37,720
DFA Intl Small Cap Value Port Instl	9,043
DNP Select Income Fund	17,515
Doubleline Total Return Bond Fund N	25,282
Dreyfus Small Cap Stock Index	22,576
Eaton Vance Floating Rate Fund A	36,425
Federated Adj Rate Sec Inst’l Shs	10,338
Federated Short-Term Income Fund Instl	18,854
Fidelity Low Priced Stock	33,042
Fidelity New Millenium Fund	1,987
Fidelity Small Cap Discovery	4,362
Gabelli Asset Fund AAA	26,813
GAMCO Global Gold Natural	13,304
Goldman Sachs N-11 Equity Fund Class A	4,195
Goldman Sachs Strategic	15,497
Harding Loevner Emerging Markets	13,538
Health Care Real Estate Invt Trust	4,570
Healthcare Realty Trust	8,524
Hersha Hospitality Trust	5,570
Hodges Small Cap Fund	22,874
Janus Research Fund T	32,218
JHancock Disciplined Value Mid Cap A	15,331
Laudus Investors US Large Cap Growth	19,687
Loomis Sayles Bond Fund R	6,486
Loomis Sayles Small Cap R	37,956
Managers Skyline Special Equities Portfolio	23,444
Manning & Napier World Opportunity A	33,104
Matthews Asia Dividend Fund	7,399
Matthews Japan Fund	14,316
Meridian Growth Fund Legacy	28,935
Metropolitan West Low Duration Bond M	14,069

(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST

SCHEDULE H, Line 4i- SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

EIN #59-0864469    PLAN #002

DECEMBER 31, 2013

Identity and Description of Issues	Current Value

Personal choice retirement account (continued):
Mutual funds:
Oakmark Equity Income Fund I	$55,816
Oakmark International Fund I	25,902
Omega Healthcare Investors Inc	11,920
Parnassus Equity Income Fund Inv	33,005
Perkins Mid Cap Value Fund T	42,732
PIMCO Low Duration D	4,347
PIMCO Total Return D	19,993
Pioneer Disciplined Growth Fund A	628
Prudential Jennison Health Sciences A	16,909
Realty Income Corporation	5,030
Ridgeworth Large Cap Value Equity I	17,634
Royce Total Return Fund Service Class	18,026
* Schwab AMT Taxfree Money Fund	487,000
* Schwab Core Equity Fund	100,499
* Schwab Dividend Equity Fund	61,171
* Schwab Health Care Fund	38,736
* Schwab Hedged Equity Fund	30,309
* Schwab International Core Equity Fund	60,469
* Schwab Large-Cap Growth	30,763
* Schwab Short Term Bond Market Index Fund	28,977
* Schwab Small Cap Index Select	30,911
* Schwab 1000 Index Fund	11,681
Scout International Fund	34,758
Thornburg Ltd Term Income A	56,944
Vanguard Equity Income Fund	17,356
Vanguard Global Equity Fund Investor	16,494
Vanguard Inflation Protected Sec Fund	11,013
Wasatch International Growth Fund Inv	9,119
Wells Fargo Advantage Discovery Fund	14,771
Yacktman Focused Fund Service Class	46,297
Yacktman Fund Service Class	6,966

Total mutual funds	$2,228,576

Personal choice retirement account (continued):

Preferred Stock:

Gabelli Equity Trust Inc.	$4,543

Total preferred stock funds	$4,543

(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST

SCHEDULE H, Line 4i- SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

EIN #59-0864469    PLAN #002

DECEMBER 31, 2013

Identity and Description of Issues	Current Value

Personal choice retirement account (continued):
Unit Trust:
Barclays Bank PLC iPath ETN	$76,072
Direxion Large Cap Bull 3X Shares (ETF)	3,190
EGA Emerging Global	13,037
iShares Floating Rate Note Fund	76,080
iShares Emerging Markets Dividend Index Fund	75,609
iShares Aaa A Rated Corporate Bond Fund	11,900
iShares MSCI USA Momentum Factor ETF	12,006
iShares Enhanced US Small-Cap ETF	155,918
iShares Global ex USD High Yield Corporate Bond ETF	76,454
iShares High Dividend Equity Fund	130,033
iShares MSCI EAFE Minimum Volatility ETF	129,360
iShares MSCI USA Minimum Volatility ETF	156,910
iShares MSCI Emerging Markets Minimum Volatility ETF	77,194
iShares MSCI Germany Index Fund	63,012
iShares MSCI United Kingdom Index Fund	29,190
iShares Russell Midcap Growth Index Fund	13,329
iShares Russell 1000 Value Index Fund	105,282
iShares S&P Smallcap 600 Growth Fund	11,861
iShares S&P US Preferred Stock Index Fund	125,222
iShares Silver Trust	1,403
iShares S&P/Citigroup International Treasury Bond ETF	75,643
iShares Gold Trust	24,259
iShares Dow Jones Select Dividend Index Fund	103,957
iShares IBoxx $ Investment Grade Corporate Bond ETF	126,749
iShares Barclays Aggregate Bond Fund	127,184
iShares Barclays 7-10 Year Treasury	18,558
iShares Barclays 1-3 Year Credit Bond Fund	178,333
iShares Barclays Intermediate Credit Bond ETF	177,894
iShares Dow Jones EPAC Select Dividend Index Fund	164,204
iShares NASDAQ Biotechnology Index Fund	22,706
iShares Russell 1000 Growth Index Fund	165,712
iShares Russell 2000 Growth Index Fund	13,551
iShares S&P SmallCap 600 Index Fund	10,913
iShares JP Morgan Emerging Markets Bond Fund	101,995
iShares iBoxx $ High Yield Corporate Bond Fund	127,431
PowerShares DWA SmallCap Momentum Portfolio	7,938
PowerShares DWA Momentum Portfolio	9,162
PowerShares QQQ Trust, Series 1 ETF	108,543
PowerShares Exchange-Traded Fund Trust II	28,750
PowerShares DB Commodity Index Tracking Fund	23,633
ProShares UltraShort Yen	1,064
* Schwab US Broad Market ETF	14,313
SPDR Consumer Staples Select Sector Index Fund	8,596

(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST

SCHEDULE H, Line 4i- SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

EIN #59-0864469    PLAN #002

DECEMBER 31, 2013

Identity and Description of Issues	Current Value

Personal choice retirement account (continued):
Unit Trust:
SPDR Materials Select Sector Index Fund	$25,421
SPDR Health Care Select Sector Index Fund	11,088
SPDR Consumer Discretionary Select Sector Index Fund	13,366
SPDR Gold Shares	58,060
SPDR Dow Jones Global Select Real Estate Securities Index Fund	11,795
SPDR S&P Dividend ETF	14,814
Vanguard Dividend Appreciation ETF	64,556
Vanguard Small Cap ETF	21,990
Vanguard Small Cap Value ETF	5,101
Vanguard Global ex-US Real Estate ETF	12,966
Vanguard MSCI Emerging Markets ETF	17,855
Vanguard S&P Small-Cap 600 Growth ETF	10,180
Vanguard Tax-Managed MSCI EAFE ETF	35,428
Vanguard Total Stock Market ETF	74,051
WisdomTree Asia Local Debt ETF	19,602
WisdomTree Japan Hedged Equity Fund	57,297
WisdomTree SmallCap Dividend	5,519
WisdomTree Brazilian Real Strategy Fund	25,068

Total unit trust funds	$3,468,307

Market Value Adjustment	$(193)

Total personal choice retirement account	$13,033,997

* Notes Receivables from participants—Various maturities, interest rates from 4.25% to 9.25%	$9,280,622

TOTAL ASSETS HELD FOR INVESTMENT	$420,689,130

*	A party-in-interest (Note 5).

Cost information is not required to be provided as these investments are participant-directed.

See accompanying Report of Independent Registered Public Accounting Firm.

(Concluded)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the Plan) has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BROWN & BROWN, INC.
EMPLOYEE SAVINGS PLAN AND TRUST

	By:	BROWN & BROWN, INC.

Date: June 30, 2014	By:	/S/ JAMES LANNI
James Lanni
Director of Taxation

EXHIBIT INDEX

Exhibit	Document

23	Consent of Independent Registered Public Accounting Firm